Autonomous City of Buenos Aires, March 17, 2009

To the
Comision Nacional de Valores (National Securities Commission)
Issuers Division (Gerencia de Emisoras)

                                                         Ref.: Significant event

Dear Sirs:

     We are writing to you in my capacity of attorney in fact of Grupo Financiero Galicia S. A. (the "Company") in order to inform you that the Company's Board of Directors has resolved on March 16, 2009, to approve the issuance of Negotiable Obligations Class I. These Negotiable Obligations will be issued in two Series, Series I and Series II, or pursuant to what is being provided for in the corresponding Price Supplement, for a total global maximum face value of up to US$ 45,000,000, under the terms and conditions set forth in the corresponding Price Supplement (the "Negotiable Obligations"). The Negotiable Obligations will be issued under the Global Program for the Issuance of Negotiable Obligations. These Negotiable Obligations will be simple, for a short-, mid- and/or long-term, and for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US dollars) or the equivalent thereof in other currencies. The corresponding approval by the CNV (National Securities Commission) is currently in process. The Company will timely inform the Negotiable Obligations' issuance date.

     Yours faithfully,


                           --------------------------
                                Pedro A. Richards
                                Attorney in fact
                          Grupo Financiero Galicia S.A.